UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..

BANCOLOMBIA S.A. ANNOUNCES A RESOLUTION OF THE SUPERINTENDENCY
OF INDUSTRY AND TRADE
Medellín, Colombia, October 8, 2009
Pursuant to Resolution No. 46791, dated September 15, 2009, the Colombian Superintendency of Industry and Trade (the “Superintendency”), in an investigation relating to the interbank exchange fee, confirmed, amended, and revoked certain provisions of the Superintendency’s Resolution No. 29497 issued in 2008.
Among other things, the Superintendency concluded that the associated banks breached their obligations in the way they determined the interbank exchange rate, declared the occurrence of a default under and called upon the performance bonds issued by the banks, among them Bancolombia S.A. (“Bancolombia”) and ordered that Credibanco and Redeban determine the interbank exchange fee taking into account the relevant associated costs.
The value of the performance bonds issued by Bancolombia is estimated to be COP $ 789.5 million.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: October 8, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance